Notes, Inc.

112 North Curry Street

Carson City, NV 89703

June 13, 2017

Jeff Kauten

Attorney-Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re: Notes, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 25, 2017

File No. 333-217428

Dear Mr. Kauten:

 Thank you for your comment letter dated June 9, 2017. In response to the comments letter I submit this letter on behalf of Notes, Inc. The comments and responses to the comments are below in this letter.

Cover Page

1. We have reviewed the disclosure added in response to prior comment 1. Please revise the statement that Mr. Aujala will have considerable influence over matters submitted to stockholders for approval to state that he will have control over all matters submitted to your stockholders for approval.

We have amended our cover page and revised the statement with the following “he will have control over all matters submitted to our stockholders for approval”.

Risk Factors

Risk Factors Related to Our Business, page 9

2. Please add a separately-captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently-available capital resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

We have amended the prospectus and have added the following risk factor on page 12.

“The minimum number of months that we will be able to conduct our planned operations using currently available capital resources will be three quarters at its rate of expenditure.

The company will be able to conduct its business with currently available capital resources for an additional three quarters at its rate of expenditure. Our sole officer and director has agreed to loan the company funds. However he has no firm commitment, arrangement or legal obligation to advance or loan funds to the company and there is also no guarantee that he will continue to loan the funds to the company in the future as well. We will need a minimum funding of $10,000 to fund our business activities for the next 12 months”.

Dilution, page 18

3. The calculations provided in response to prior comment 5 to support the “percentage ownership after the offering” assume that 3.5 million shares will be outstanding after the offering, which does not appropriately reflect the number of shares outstanding if only 75%, 50% or 25% are sold in the offering. Similarly, the denominator used in your calculation of the “percentage of capital contributions” assumes 100% of the shares are sold as opposed to assuming the proceeds received under each scenario (i.e., $10,000, $20,000, $30,000). Please revise.

We have amended our prospectus and revised the dilution table on page 18.

Sincerely,

/s/ Inderjit Aujala______

Inderjit Aujala

President